Nesco Holdings, Inc.
6714 Pointe Inverness Way, Suite 220
Fort Wayne, Indiana 46804
(800) 252-0043
January 17, 2020

VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.
Washington, D.C. 20549
Re: Nesco Holdings, Inc.
Registration Statement on Form S-3 Filed November 13, 2019
File No. 333-234678
Ladies and Gentlemen:
Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”). Nesco Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 filed with the Commission on November 13, 2019, File No. 333-234678, together with all exhibits thereto (collectively, the “Registration Statement”).
At this time, the Registrant has determined not to pursue the registration and sale of the securities covered by the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.
The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.
If you have any questions regarding this application for withdrawal, please contact the Registrant’s legal counsel, Brooks Antweil of Kirkland & Ellis LLP at (713) 836-3388.
Sincerely,
Nesco Holdings, Inc.
By: /s/ R. Todd Barrett
Name: R. Todd Barrett
Title: Chief Accounting Officer